Exhibit 99.1


                   ASML ANNOUNCES 2005 FIRST QUARTER RESULTS

VELDHOVEN, the Netherlands, April 13, 2005 - ASML Holding NV (ASML) today announced 2005 first quarter results as follows:

         o    Net sales of EUR 685 million
              Q1 2004: Net sales of EUR 453 million
              Q4 2004: Net sales of EUR 785 million

         o Net profit of EUR 100 million / 14.6 percent of sales Q1 2004: Net profit of EUR 21 million / 4.5 percent of sales Q4 2004: Net profit of EUR 109 million / 13.8 percent of sales

         o Net bookings of 35 systems with a value of EUR 323 million Q1 2004: Net bookings of 97 systems / EUR 773 million Q4 2004:
              Net bookings of 29 systems / EUR 341 million

"ASML executed well and delivered another solid quarter. Sales were up 51 percent from one year ago. Gross margin reached 40 percent. Net profit rose to almost 15 percent of sales. The average selling price for new systems jumped by 15 percent from the previous quarter," said Eric Meurice, president and CEO, ASML. "Our order intake for the quarter reflects the current cautious state of the semiconductor industry: yet we have booked more systems quarter on quarter."

Operations Update

In Q1 2005, ASML shipped 50 new and 9 refurbished systems and generated revenue from field and service options of EUR 53 million. Net sales for Q4 2004 included the shipment of 62 new and 19 refurbished machines and revenue from field and service options of EUR 75 million.

The Q1 2005 average selling price for an ASML system was EUR 10.7 million which is a 22 percent increase over the Q4 2004 average selling price of EUR 8.8 million. The Q1 2005 average selling price for a new ASML system was EUR 12.3 million, a 15 percent increase over the Q4 2004 average selling price of a new system of EUR 10.7 million.

In Q1 2005, ASML generated a net profit of EUR 100 million or EUR 0.21 per ordinary share. The Q4 2004 net profit was EUR 109 million or EUR 0.22 per ordinary share. The company's Q1 2005 gross margin increased to 40 percent from the Q4 2004 gross margin of 39.2 percent. The gross margin improvement offset the decrease in the top line in Q1 2005 compared to Q4 2004, contributing to ASML's strong Q1 2005 performance.

The order backlog as of March 27, 2005 comprised 107 lithography systems with an average selling price of EUR 12.9 million per system. As of December 31, 2004, ASML's backlog included 131 lithography systems, with an average selling price of EUR 12.9 million per system.

ASML concluded Q1 2005 with EUR 1,320 million in cash and cash equivalents, compared with the company's cash position of EUR 1,228 million at the end of Q4 2004, an increase of approximately EUR 92 million.

ASML continues to focus on research and development (R&D) programs to further strengthen its technological leadership. As such in Q1 2005, the company decided to increase its R&D expenditures by approximately EUR 4 million to EUR 79 million net of credit. Q4 2004 R&D expenditures were EUR 75 million net of credit.

Outlook

"Our actual backlog and continued solid operational execution support another good quarter in Q2 2005, the sixth in a row, as we are expecting to ship approximately 50 systems at a EUR 13.3 million average selling price," said Meurice.

"The current slow improvement in semiconductor fab capacity utilization makes a sharp recovery of the industry unlikely in 2005. Therefore, we expect Q2 2005 order intake to be lower than that of Q1 2005. Although we remain cautious as our visibility beyond Q3 2005 is limited, the level of order intake and our track record of operational improvements are such that we are confident of continued profitability in each of the remaining quarters of 2005," he concluded.

ASML's backlog supports a gross margin in the 38-40 percent range in Q2 2005 and in the 36-38 percent range in Q3 2005 as a result of expected Q3 shipment volume.

For the remainder of 2005, quarterly R&D expenses are expected to remain at approximately EUR 80 million, net of credit, a level designed to boost the competitiveness of ASML's leading edge technology. This excludes any potential new strategic programs.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

Conference Calls

A conference call for journalists, hosted by ASML CEO Eric Meurice and CFO Peter Wennink, to discuss the 2005 Q1 financial results will begin today, April 13, 2005, at 10.00 Central European Time. Dial in numbers are as follows: the Netherlands - +31 70 304 3321; and the US - +1 703 621 7403.

A conference call for financial analysts, also hosted by ASML CEO Eric Meurice and CFO Peter Wennink, on the same topic will also be held today, April 13, 2005, at 16.30 Central European Time / 10:30 a.m. Eastern US time. Dial in numbers are as follows: the Netherlands - +31 20 531 5871; and the US - +1 706 679 0473.

A presentation to accompany the calls is available on ASML.com.

Both conference calls will be Web cast on ASML.com and available for replay from April 13-20, 2005 by dialing +31 70 315 4300, pass code 073734# for journalists or +1 706 645 9291, pass code 5074082# for financial analysts.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.